INVEST IN **SUN & SWELL**

Moving the food industry away from single-use plastic with sustainably packaged snacks



SUN & SWELL
Leading the Snack Food Industry's
Transition to Zero-Waste

sunandswellfoods.com   Santa Barbara CA

PBC & B Corp | Female Founder | Food & Beverage | Consumer Goods | Retail

Highlights

1. On pace for $2.5M+ in sales this year. (not guaranteed)
2. Wholesale customers include Fortune 100 corporate offices, global hotel chains, and more
3. 1st to market, proprietary plastic free manufacturing line & supply chain
4. Huge opportunity to make an impact: snack food industry is $110B market run entirely on plastic
5. Founder is Harvard MBA, Tory Burch Fellow, PepsiCo WomanMade Winner, Pegasus Tech Accelerator Grad
6. Investors & Advisors from industry leaders like Laird Superfood, HUMM Kombucha, P&G, & North Face
7. Award winning: won leading food industry award (NEXTY) for sustainability
8. Mission Driven: Certified B-Corp, 1% for the Planet, industry leader in sustainable packaging

Our Team

Kate Flynn Co-founder & CEO

Harvard MBA. Harvard + Pegasus Tech Ventures Accelerator. Tory Burch Fellow. PepsiCo WomanMade pitch winner. 10+ years in CPG/Retail brand and growth strategy

Bryan Flynn Co-founder & Head of Sales

Loyola Marymount MBA. Taken companies from startup to $10M ARR. 2 x Boston Marathon Qualifier & Participant.

Kristen Klein Director of Operations & Sustainability

Kellog MBA. ex-Management Consultant (Accenture).

Scott McGuire Operations Advisor & Investor

Former COO, Laird Superfoods. Previous: PepsiCo, Nestle, Bonduelle/ReadyPac

Jennifer David Marketing Advisor & Investor

Angel Investor @ Pipeline Angles. Advisor. Producer.

Jeanne Cloutier Sustainable Packaging Advisor

Director of Sustainable Projects @ Elk Packaging ex-Alter Eco Foods

Zach Ellis Director of Sales

Sam Walton College of Business Graduate. Serial Entrepreneur. 50/50 States Visited!

Jay Ellis Advisor and Investor


Jay Ellis Advisor and Investor

VP of Sales @Humm Kombucha Previous: @Nestle, @Gillette, @Ready Pac Foods


Don Blumenthal Advisor & Investor

Former VP of Marketing @Tyson Foods, Inc. and VP/GM for ConAgra, Inc. Faculty @UCSB.


Dan Goldman Advisor & Investor

VP of Strategy & BD @ Gap Inc. Advisor to Consumer Start-ups & PE Investors. Previous: @The North Face, @Proctor & Gamble.


Al Doan Advisor & Investor

Cofounder @Missouri Star Quilt Co. Angel Investor. Advisor.


Mary Sheehan Advisor & Investor

Head of Product Marketing @Adobe Advertising Cloud. Previous: @Google, @AdRoll

We're ending single-use plastic in the packaged food industry for good.

The statistics on single-use plastics aren't good:

Only 9% of single use plastics get recycled

By 2050 there will be more plastic in the ocean than fish

We all consume a credit card's worth of micro plastics every week

So why then is the largest contributor to single use plastics, the snack food industry, doing almost nothing to fix this?

Walk into any grocery store today and observe the overwhelming amount of single use plastics that are in there. It's essentially the entire center part of the store (and a lot of the outer aisle as well). All the snack bars, trail mixes, dried fruits, granolas, baby food pouches, chip bags...it seems endless and what's even worse is that most of these destructive plastics are not even recyclable. Once disposed of, they will remain on the planet for hundreds (maybe thousands) of years despite the fact that they are used in seconds.

Yet we continue to consume them at incredibly alarming rates - day after day after day.

In 2020, we decided to stop participating in this nonsensical system and started doing something to fix it. We decided that real change in the snack food industry needed to start somewhere and that it was going to start with us.

We launched a line of health foods in compostable packaging - then realized a much bigger opportunity

In 2021, we raised ~$700,000 on Wefunder from ~400 investors to build a company that could start tackling this problem. We launched a line of healthy snacks (nutrition bars, nut mixes, dried fruits, etc) in 100% compostable packaging and began to sell them directly to consumers on our website.



Customers soon started to find out about us and the company took off. A community emerged (many of whom invested in our first WeFunder campaign!) and together, bag by bag, we started to chip away at the single use plastics problem. Held together by our belief that one customer and one small company can make all the difference, we've continued to move the industry forward, showing every day that real change is possible. To date, we have prevented millions of single use plastic bags and wrappers from entering the waste stream

millions of single use plastic bags and wrappers from entering the waste stream.

Thanks to our incredible customer base and their word-of-mouth efforts, sales started to grow - from $670K in 2021 to ~$1M in 2022. Now we are on pace for $2.5M in 2023 and it feels like the dam is finally starting to break on single use plastics.

In 2022, we started to get A LOT of attention from some of the biggest organizations in the world asking us to help them reach their ESG and sustainability goals by providing snacks without plastic packaging.

But as we started to work with these companies, we realized that their problems trying to eliminate single use plastics were bigger than we thought they were. Imagine a hotel chain or a multinational corporate office trying to eliminate ALL single use plastic waste from their food programs. We started to find more ways we could help.

Driven by our customers' needs, we expanded our offering to be a one-stop-shop for businesses and consumers looking to buy snacks without plastic. Now, we're raising a larger WeFunder Round to take Sun & Swell to the next level!

Driven by our customers' needs, we expanded our line of snacks and also launched a bulk program. Simultaneously, our focus shifted towards a much grander vision. We now aim to support corporate offices, airports, major hotel chains, universities and more in achieving a 100% transition to plastic-free snacking.

In addition to growing our own line of packaged snacks, we are developing reusable options, plastic-free vending solutions, private labeling capabilities, and providing access to our proprietary plastic-free manufacturing line and supply chain for other brands that our customers wish to carry. Because if we want to see real change, we need to accelerate the pace of our actions and multiply them across the industry!



ONE-STOP-SHOP FOR SNACKING PLASTIC-FREE
CURRENT REVENUE STREAMS
branded snacks in compostable packaging
bulk snacks in compostable packaging
PILOTING NOW
brand partnerships/ white labeling
bulk snacks in reusable packaging
PILOTING LATE 2023/EARLY 2024
plastic-free / package-free vending

We're growing a lot, and this is just the beginning

Our dedication to sustainability has not only resonated with consumers and businesses but has also driven impressive growth and financial success. Here's a snapshot of our traction:



Sun & Swell Revenue
2021 - 2023P
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2021
2022
2023P

Note: the above slide contains future looking projections which cannot be guaranteed.

Our impressive traction showcases not only the viability of our business model but also the enormous potential for positive environmental impact. What is

currently millions of plastic bags/wrappers removed from landfill every year will soon be tens over millions, hundreds of millions and one day, billions.

Together, we can create a more sustainable future

The world cannot sustain the continued use of destructive single use plastic packaging. Snack food companies are amongst the biggest contributors to single-use plastic waste, and the time for action is now. We owe it to ourselves and our children to do and be better.

We invite you to join our mission and be a part of the plastic-free revolution. By investing in our equity crowdfunding campaign, you have the opportunity to contribute to a sustainable future and drive meaningful change in the snacking industry. Together, we can create a world where snacking is plastic-free, waste is minimized, and the health of our planet is preserved for generations to come.

Much love,

- Kate & Bryan (co-founders)

